UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):   April 25, 2007

WHITNEY HOLDING CORPORATION
(Exact name of registrant as specified in its charter)

Louisiana	0-1026	72-6017893
(State or other jurisdiction	(Commission	(IRS Employer
of incorporation)	File Number)	Identification No.)

228 St. Charles Avenue, New Orleans, Louisiana	70130
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code   504-586-7272

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ]   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230-.425)
[ ]   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
[ ]   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[ ]   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02   **Departure of Directors or Principal Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.**

At the 2007 Annual Meeting of Shareholders held on April 25, 2007, the shareholders of Whitney Holding Corporation (the "Company") approved the 2007 Long-Term Compensation Plan (the "2007 Plan") and the Executive Incentive Compensation Plan (the "Executive Plan," and, together with the 2007 Plan, the "Plans"). Employees, officers and directors selected by the Compensation and Human Resources Committee of the Company's Board of Directors are eligible to participate in the Plans, including our principal executive officer, principal financial officer and our other named executive officers. A total of 3,2000,000 shares of the Company's common stock are reserved and available for issuance pursuant to awards granted under the 2007 Plan. A description of the material terms of the Executive Plan was included in the Company's Definitive Proxy Statement on Schedule 14A as filed with the Securities and Exchange Commission on March 12, 2007 (the "2007 Proxy Statement"). A description of the material terms of the 2007 Plan was included in the Definitive Additional Materials to the Company's 2007 Proxy Statement, as filed with the Securities and Exchange Commission on March 29, 2007.

Item 9.01   **Financial Statement and Exhibits.**

(d)   Exhibits

99.1   Whitney Holding Corporation 2007 Long-Term Compensation Plan (incorporated herein by reference to Exhibit A of the Additional Definitive Materials to the Company's Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on March 29, 2007.

99.2   Whitney Holding Corporation 2007 Executive Incentive Plan (incorporated herein by reference to Exhibit B of the Company's Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on March 12, 2007.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

WHITNEY HOLDING CORPORATION

By: /s/ Thomas L. Callicutt, Jr.
Thomas L. Callicutt, Jr.
Executive Vice President
and Chief Financial Officer

Date: May 1, 2007